Exhibit 99.1

Press Release

Eltek Ltd. Reports 2024 First Quarter Financial Results

Petach Tikva, Israel (May 21, 2024) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights

◾	Revenues were $11.8 million, up 3% over Q1 2023

◾	Operating profit was $1.7 million, up 8% over Q1 2023

◾	Net income was $1.7 million or $0.27 per fully diluted share, up 11% over Q1 2023

◾	Net cash provided by operating activities amounted to $1.3 million.

"We have ended another successful quarter with net income of $1.74 million, compared to $1.56 million in the first quarter of 2023, an increase of 11%. Revenues reached $11.8 million, marking a 3% rise compared to the same period last year. These results are the outcome of our continuous investment in increasing efficiency and quality. We have seen a consistent uptrend in both product orders and requests for quotations during the quarter. Recently, we secured a repeat order worth $1.6 million from a defense client for PCB supply, with $1 million due by the end of 2024 and the remainder by the end of 2025. We anticipate sustained high demand in the defense sector, for the next 2-3 years. Our current principal production constraint lies in manpower and not in machine capacity. To manage this increased demand for our products, we're actively seeking to boost our workforce by 15% in the short term and an additional 10% thereafter,” said Eli Yaffe, CEO of Eltek.

"Looking ahead to 2024 and 2025, we anticipate significant challenges as we undertake extensive construction work and integrate additional new production lines and machines. Our focus is on ensuring the smooth installation of new equipment while sustaining full production capacity on our existing lines. Despite a slight delay of several months in our investment program, our progress remains steady, with the successful installation of the first of three ordered coating lines during the quarter," continued Mr. Yaffe.

“We continue to seek a suitable PCB manufacturing company to acquire in the American market to enhance our presence in North America. Concurrently, we are exploring additional options for expanding production at our plant in Israel to support our growth strategy," concluded Mr. Yaffe.

First Quarter 2024 GAAP Financial Results

Revenues for the first quarter of 2024 were $11.8 million, compared to $11.5 million in the first quarter of 2023;

Gross profit for the first quarter of 2024 was $3.3 million (28% of revenues) compared to $3.0 (26% of revenues) in the first quarter of 2023;

Operating profit for the first quarter of 2024 was $1.7 million compared to operating profit of $1.6 million in the first quarter of 2023;

Net income for the first quarter of 2024 was $1.7 million or $0.27 per fully diluted share compared to net income of $1.6 million or $0.27 per fully diluted share in the first quarter of 2023;

Cash and short-term bank deposits amounted to $19.9 million as of March 31, 2024, with no outstanding debt.

First Quarter 2024 Non-GAAP Financial Results

EBITDA for the first quarter of 2024 was $2.1 million (18% of revenues) compared to EBITDA of $1.9 million (17% of revenues) in the first quarter of 2023;

Conference Call

Today, Tuesday, May 21, 2024, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2024	2023

Revenues	11,783	11,470
Costs of revenues	(8,531)	(8,455)

Gross profit	3,252	3,015

Research and development, expenses, net	(15)	(9)
Selling, general and administrative expenses	(1,516)	(1,417)

Operating income	1,721	1,589

Financial income, net	350	287

Income before income taxes	2,071	1,876

Income tax expenses	332	314

Net Income	1,739	1,562

Earnings per share:
Basic net income per ordinary share	0.27	0.27

Diluted net income per ordinary share	0.27	0.27

Weighted average number of ordinary shares used to compute
basic net income per ordinary share (in thousands)	6,376	5,850

Weighted average number of ordinary shares used to compute
diluted net income per ordinary share (in thousands)	6,491	5,852

Eltek Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands

	March 31,	December 31,
	2024	2023

Assets

Current assets:
Cash and cash equivalents	10,610	9,278
Short-term bank deposits	9,264	2,862
Receivables: Trade, net of provision for doubtful accounts	9,977	10,898
Other	471	689
Inventories	6,420	6,135
Prepaid expenses	372	245

Total current assets	37,114	30,107

Long term assets:
Severance pay fund	56	57
Deferred tax assets and long term tax receivables, net	889	1,098
Operating lease right of use assets	6,280	6,555
Total long term assets	7,225	7,710

Fixed assets, less accumulated depreciation	10,996	9,354

Total Assets	55,335	47,171

Liabilities and Shareholder's equity

Current liabilities:
Accounts payable: Trade	5,343	7,503
Other	5,389	5,689
Short-term operating lease liabilities	778	789

Total current liabilities	11,510	13,981

Long-term liabilities:
Employee severance benefits	457	447
Long-term operating lease liabilities	5,606	5,871

Total long-term liabilities	6,063	6,318

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,704,830 at March 31, 2024 and 6,020,693 at December 31, 2023	6,003	5,443
Additional paid-in capital	32,584	23,587
Cumulative foreign currency translation adjustments	245	783
Capital reserve	2,032	1,900
Accumulated deficit	(3,102)	(4,841)
Total shareholders' equity	37,762	26,872
Total liabilities and shareholders' equity	55,335	47,171

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S. dollars in thousands

	Three months ended
	March 31,
	2024	2023

GAAP net Income	1,739	1,562
Add back items:

Financial income, net	(350)	(287)
Income tax expenses	332	314
Depreciation and amortization	365	329
Non-GAAP EBITDA	2,086	1,918

Eltek Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended
	March 31,
	2024	2023

Cash flows from operating activities:

Net Income	1,739	1,562
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	365	329
Stock-based compensation	132	72
Decrease in deferred tax assets and long term tax receivable	322	306
	819	707

Decrease (increase) in operating lease right-of-use assets	1	(33)
Decrease (increase) in trade receivables	736	112
Decrease (increase) in other receivables and prepaid expenses	75	(525)
Decrease (increase) in inventories	(396)	(313)
Increase (decrease) in trade payables	(1,491)	412
Increase (decrease) in other liabilities and accrued expenses	(201)	847
Increase (decrease) in employee severance benefits, net	18	5
	(1,258)	505

Net cash provided by operating activities	1,300	2,774

Cash flows from investing activities:
Purchase of fixed assets	(2,731)	(305)
Investment in short-term bank deposits, net	(6,490)	-
Net cash used in investing activities	(9,221)	(305)

Cash flows from financing activities:
Exercise of options	246	-
Repayment of long-term loans from bank	-	(1,580)
Issuance of shares, net	9,180	-
Net cash provided by (used in) financing activities	9,426	(1,580)

Effect of translation adjustments	(173)	(196)

Net increase (decrease) in cash and cash equivalents	1,332	693

Cash and cash equivalents at the beginning of the period	9,278	7,366

Cash and cash equivalents at the end of the period	10,610	8,059